Corporate Office	UK Office
150 King Street West, Suite 1500	70 Oathall Road, Haywards Heath
P.O. Box 38	West Sussex, RH16 3EN
Toronto, ON M5H 1J9	United Kingdom
Phone: +1 416 342 5560	Phone: +44 (0) 1444 411 900
Fax: +1 416 348 0303	Fax: +44 (0) 1444 456 901
www.lundinmining.com

NEWS RELEASE

LUNDIN MINING AND HUDBAY AGREE TO
TERMINATE ARRANGEMENT AGREEMENT

Toronto, Ontario, February 23, 2009 – Lundin Mining Corporation (TSX: LUN; OMX: LUMI; NYSE: LMC) ("Lundin Mining" or the "Company") announced today that it has entered into an agreement with HudBay Minerals Inc. ("HudBay") whereby the companies have agreed to terminate the previously announced arrangement agreement dated November 21, 2008 (the "Arrangement Agreement"), pursuant to which HudBay agreed to acquire all of the outstanding shares of Lundin Mining subject to the satisfaction of certain conditions (the "Arrangement").

HudBay and Lundin Mining have determined that it is unlikely that HudBay’s shareholders will approve the Arrangement. In order to avoid the time and expense of preparing for and holding the HudBay shareholders meeting, HudBay and Lundin Mining have agreed to terminate the Arrangement Agreement. In consideration of terminating the Arrangement Agreement and in recognition of HudBay’s 19.9% ownership interest in Lundin Mining, the companies have agreed to the following terms in the termination agreement:

  As long as HudBay owns 10% or more of the outstanding common shares of Lundin Mining, HudBay shall be entitled to designate one nominee acceptable to Lundin for inclusion on the management slate of nominees for election to the Lundin Mining board of directors;

  As long as HudBay owns 10% or more of the outstanding common shares of Lundin Mining, HudBay shall have the right to maintain its then current level of ownership of the common shares of Lundin Mining in connection with, and as a part, of any public offering or private placement of Lundin Mining common shares by Lundin Mining;

  For a period of six months following the date of the termination agreement, HudBay shall have a right of first offer in connection with any proposed sale or transfer of material assets of Lundin. This right in no way binds Lundin to accept any offer from HudBay;

  A mutual release in respect of any and all rights in connection with or arising from the Arrangement Agreement; and

  HudBay and Lundin Mining are bound by a reciprocal standstill covenant for a period of twelve months from the date of the termination agreement.

In addition, HudBay will continue to be bound by the terms of the subscription agreement under which HudBay acquired its holding in Lundin Mining. The terms include restrictions on voting and limiting the amount of shares that can be disposed of in any six month period.

Commenting on the agreement reached with HudBay, Mr. Phil Wright, President and Chief Executive of Lundin Mining, said "We are pleased to have agreed this release with HudBay. It seemed the only sensible course of action and it now enables Lundin to get on with its business without any on-going uncertainty or restrictions".

ABOUT LUNDIN MINING

Lundin Mining Corporation is a diversified base metals mining company with operations in Portugal, Spain and Sweden, producing copper, nickel, lead and zinc. In addition, Lundin Mining holds a development project pipeline which includes the world class Tenke Fungurume copper/cobalt project in the Democratic Republic of Congo and holds an extensive exploration portfolio and interests in international mining and exploration ventures.

On Behalf of the Board,

Phil Wright
President and CEO

For further information, please contact:

Sophia Shane, Investor Relations North America: 604-689-7842
Josh Crumb, Senior Business Analyst: 416-342-5560
Robert Eriksson, Investor Relations Europe: +46 (701) 112615

Forward Looking Statements

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper, lead and zinc; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment where the Company operates will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Cautionary Notes to Investors - Reserve and Resource Estimates

In accordance with applicable Canadian securities regulatory requirements, all mineral reserve and mineral resource estimates of the Company disclosed or incorporated by reference in this Annual Information Form have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), classified in accordance with Canadian Institute of Mining Metallurgy and Petroleum’s "CIM Standards on Mineral Resources and Reserves Definitions and Guidelines" (the "CIM Guidelines"). The definitions of mineral reserves and mineral resources are set out in our disclosure of our mineral reserve and mineral resource estimates in our Annual Information Form.

The Company uses the terms "mineral resources", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". While those terms are recognized by Canadian securities regulatory authorities, they are not recognized by the United States Securities and Exchange Commission the ("SEC") and the SEC does not permit U.S. companies to disclose resources in their filings with the SEC.

Pursuant to the CIM Guidelines, mineral resources have a higher degree of uncertainty than mineral reserves as to their existence as well as their economic and legal feasibility. Inferred mineral resources, when compared with measured or indicated mineral resources, have the least certainty as to their existence, and it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Pursuant to NI 43-101, inferred mineral resources may not form the basis of any economic analysis, including any feasibility study. Accordingly, readers are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve, or is or will ever be economically or legally mineable or recovered.